[Letterhead of Debevoise & Plimpton LLP]
November 19, 2009
By Hand Delivery and Edgar
Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549-0305
Attention: Mr. David L. Orlic

Re:	NCI Building Systems, Inc. Schedule TO-I Filed November 9, 2009 File No. 005-43166
Dear Mr. Orlic:
     On behalf of NCI Building Systems, Inc., a Delaware Corporation (“NCI”), we are writing to respond to the comments of the Staff of the Commission, with respect to the Schedule TO-I (the “Schedule TO”), in the letter dated November 18, 2009 (the “Comment Letter”), addressed to Todd R. Moore, General Counsel and Secretary of NCI. The bold numbered paragraphs and headings below are taken from the Comment Letter, and NCI’s responses to each such comment follow in plain text.
     NCI is filing, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Schedule TO. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Schedule TO. Page references in the responses below are to Schedule TO. Terms used herein but not otherwise defined will have the meanings set forth in Schedule TO.
Schedule TO-I
General
1.	We note that the Notes will be purchased for cash equal to 100% of the principal amount, plus interest and the Additional Amounts under the Registration Rights Agreement. Although there are currently no accrued and unpaid Additional Amounts, please advise us as to how the payment of any Additional Amounts complies with Rule 13e-4(f)(8)(ii).
     In response to the Staff’s comment, the Company has revised the Designated Event Notice to remove the reference to Additional Amounts from the purchase price of the Notes.
Table of Contents, page i
2.	In the last paragraph on page ii, you cite Rule 14e-5 as restricting purchases of the Notes by you and your affiliates for ten business days after the expiration of the tender offer. The prohibition on purchases contained in Rule 14e-5 applies only until the tender offer expires. Please advise, or revise to refer to Rule 13e-4(f)(6).
     In response to the Staff’s comment, the Company has revised the paragraph to refer to Rule 13e-4(f)(6).
The Company’s Obligations to Purchase the Notes, page 6
3.	Please revise this section to reflect that all conditions, other than those related to securing regulatory approval, must be satisfied or waived at or before expiration.
     In response to the Staff’s comment, the Company has revised the relevant section to reflect that the conditions listed in paragraph 3 of the section must be satisfied or waived at or before expiration. We respectfully inform the Staff that the Company does not believe that there are any regulatory approvals required for the purchase of the Notes.
     In connection with this response letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

     If you have any questions regarding this letter, please do not hesitate to call John M. Allen at (212) 909 6611, Steven J. Slutzky at (212) 909 6036 or Salim C. Sader at (212) 909 6733.

Sincerely,
/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Todd R. Moore, Esq. NCI Building Systems, Inc. John M. Allen, Esq. Debevoise & Plimpton, LLP